Exhibit 12.1

Becton, Dickinson and Company

Calculation of Ratio of Earnings to Fixed Charges

(All Amounts in Millions except for the Ratio of Earnings to Fixed Charges)

	Three Months Ended December 31,	Year Ended September 30
	Historical	Historical	Historical	Historical	Historical	Historical
	2017	2017	2016	2015	2014	2013
Earnings:
Income from Continuing Operations Before Inc. Tax	$105	$976	$1,074	$739	$1,522	$1,165
Interest Capitalized, Net (1)	(3)	(7)	(3)	(5)	(10)	(11)
Minority interest	14	40	-	-	-	-
Fixed Charges	177	590	455	431	191	194
Earnings as Adjusted	$293	$1,599	$1,526	$1,165	$1,703	$1,348

Fixed Charges:
Interest Cost (2)	$168	$553	$418	$401	$167	$171
Interest Allocable to rental Expenses (3)	9	37	37	30	24	23
Fixed Charges	$177	$590	$455	$431	$191	$194
Ratio of Earnings to Fixed Charges	1.7	2.7	3.4	2.7	8.9	6.9

(1) Includes amortization of capitalized interest less interest capitalized for the period.
(2) Includes amortization of debt expense.
(3) Portion of rent expense representing interest.